FILED BY BECTON, DICKINSON AND COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CAREFUSION CORP

COMMISSION FILE NO. 333-199830

BD Contacts:

Media: Abigail Cardona

201-847-4605

abigail_cardona@bd.com

Investors: Monique N. Dolecki

201-847-5378

monique_dolecki@bd.com

CareFusion Contacts:

Media: Kristen Cardillo

(858) 617-2317

kristen.cardillo@carefusion.com

Investors: Jim Mazzola

(858) 617-1203

jim.mazzola@carefusion.com

BECTON DICKINSON AND CAREFUSION ANNOUNCE DATE OF SPECIAL MEETING IN PROPOSED MERGER

Franklin Lakes, NJ and San Diego, CA (December 8, 2014) – Becton, Dickinson and Company (NYSE: BDX) (“BD”) and CareFusion Corporation (NYSE: CFN) (“CareFusion”) today announced that CareFusion expects to hold a special meeting on January 21, 2015 for CareFusion stockholders to consider and vote upon the proposed merger of CareFusion and BD.

As previously announced on October 5, 2014, BD and CareFusion entered into a definitive agreement pursuant to which BD would acquire CareFusion in a stock and cash transaction. CareFusion stockholder approval is a condition to the merger. In addition to CareFusion stockholder approval, the proposed acquisition remains subject to certain other conditions and approvals, including approval of the proposed acquisition by the European Commission under the European Union Merger Regulation.

CareFusion has fixed the close of business on December 18, 2014 as the record date for the purpose of determining the stockholders who are entitled to notice of, and to vote at, the special meeting. The special meeting is expected to be held at 8:30 a.m. (Pacific Standard Time) on January 21, 2015 at CareFusion Headquarters, located at 3750 Torrey View Court, San Diego, CA 92130.

Definitive proxy materials related to the special meeting are expected to be mailed to CareFusion stockholders on or about December 19, 2014. CareFusion has engaged Morrow & Co., LLC as its proxy solicitor in connection with the special meeting.

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Forward-Looking Statements

This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements contained herein regarding the anticipated date of the CareFusion special meeting and the timing of the mailing of definitive proxy materials to CareFusion stockholders, as well as statements regarding estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully file the definitive proxy/prospectus with the Securities and Exchange Commission (SEC) and the ability of CareFusion to obtain a quorum of stockholders on the special meeting date. Additional risks and uncertainties include the ability of the parties to close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the SEC. BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, on November 4, 2014, BD filed with the SEC a registration statement on Form S–4 that constitutes a preliminary prospectus of BD and includes a preliminary proxy statement of CareFusion. The registration statement has not yet become effective. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement and the definitive proxy statement/prospectus (when available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com

PARTICIPANTS IN THE SOLICITATION

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013, for its 2014 Annual Meeting of Shareholders and subsequent SEC filings. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About BD

BD is a leading medical technology company that partners with customers and stakeholders to address many of the world’s most pressing and evolving health needs. BD’s innovative solutions are focused on improving drug delivery, enhancing the diagnosis of infectious diseases and cancers, supporting the management of diabetes and advancing cellular research. BD has nearly 30,000 associates in 50 countries who strive to fulfill BD’s purpose of “Helping all people live healthy lives” by advancing the quality, accessibility, safety and affordability of healthcare around the world. For more information, please visit www.bd.com.

About CareFusion

CareFusion (NYSE: CFN) is a global corporation serving the health care industry with products and services that help hospitals measurably improve the safety and quality of care. The company develops industry-leading technologies including Alaris® infusion pumps and IV sets, MaxPlus® and MaxZero™ IV connectors and sets, Pyxis® automated dispensing and patient identification systems, AVEA®, LTV® series and AirLife® ventilation and respiratory products, ChloraPrep® products, MedMined® services for data mining surveillance, V. Mueller® surgical instruments, and an extensive line of products that support interventional medicine. CareFusion employs more than 16,000 people across its global operations. More information may be found at www.carefusion.com.

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